

March 1, 2011

Mr. Mingli Yao
Chief Executive Officer
Tongli Pharmaceuticals (USA), Inc.
14 Wall Street, 20th Floor
New York, NY 10005

> **Re: Tongli Pharmaceuticals (USA), Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Forms 10-Q for Quarterly Periods Ended September 30, 2010**
> **and December 31, 2010**
> **File No. 000-52954**

Dear Mr. Yao:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2010

General

1. Please provide us with a detailed analysis as to how your ownership structure complies with PRC laws governing the ownership by foreign entities of domestic Chinese companies with your business operations. We note your statement on page 17 stating that you did not and do not intend to request approval from the China Securities Regulatory Commission prior to listing your shares on the Over the Counter Bulletin Board.

Item 1. Business, page 1

2. We note the discussion on page 5 of the patent purchase agreement with Tonghua Yisheng Pharmaceuticals Company Limited. It appears that this agreement may be material to the company. Please file a copy of this agreement, and any other material agreement, as an exhibit as required by Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 8

3. Please provide proposed disclosure to be included in your next Form 10-K which includes a more robust discussion of your material patents and patent rights, either developed internally or acquired from third parties, including which product groups they relate to and the expiration dates for each. See Item 101(h)(4)(vii) of Regulation S-K for guidance.

Management's Discussion and Analysis or Plan of Operation, page 24

Discussion of Operating Results, page 29

Revenues, cost of sales and gross profit, page 30

4. You state in MD&A in your Form 10-K and all subsequent Form 10-Q's that revenues increased as a result of "increased sales of Antihyperlipidemics, marketing efforts, increasing brand recognition, effective price strategy and distribution in unaddressed markets. Please provide us draft disclosure for future filings to address the following:
    a. Please disclose how "effective pricing strategy" is attributable to your revenue increase from one period to the next considering China's price control over pharmaceutical drugs. Page 12 of your Form 10-K discusses the fact that the State Development and Reform Commission of the PRC ("SDRC") is responsible for retail price control over certain pharmaceutical products and sets price ceilings. Please clarify which products are subject to price controls and those that are under a protection period, including the length of the protection period;
    b. Disclose the "previously unaddressed market" that contributed to your increased revenue from one period to the next. Since this was a factor that contributed to fiscal year 2010 increases as well as fiscal 2011 quarterly increases, please clarify which markets in each period contributed to the increase in sales;
    c. Quantitatively discuss each of the factors that contributed to your 15% increase in the twelve months ended March 31, 2010 and the 68% increase in the nine months ending December 31, 201l.

Operating Expenses, page 30

Liquidity and Capital Resources, page 32

5. You disclose that you finance operations through cash from operations, short term bank loans as well as loans from management. Please provide draft disclosure for future filings to discuss any bank loans you have available to you and how these loans, if applicable, have helped finance operations. Regarding your related party loans, please disclose the terms of these loans, including maturity dates and interest rates as well as how much you have available to you. You disclose that you expect capital expenditures to be $3.0 million in 2011. Please disclose how you plan to fund operations, capital expenditures, advances required to suppliers and the remaining payment for the patent purchase agreement.

Item 10. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act, page 39

6. Please provide draft disclosure to be included in your next Form 10-K discussing the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve on the board of the company, as required by newly revised Item 401(e)(1) of Regulation S-K. Please note that the present disclosure of each individual's business experience alone is not sufficient to comply with this requirement.

Director Compensation, page 42

7. Please file a copy of your written agreement with your non-employee director, Mr. Hui Shao, as an exhibit.

Item 13. Certain Relationships and Related Party Transactions, page 44

8. Please provide proposed disclosure to be included in your next Form 10-K which includes a more robust discussion of each of the below listed related party transactions, as mentioned on page 44 of the filing. Your discussion should identify the related party by name, discuss the obligations and rights of each party and include a summary of the duration and termination provisions of the agreement.

   - Lease agreement under the name of the chairman for the company's New York office space;
   - Loan agreement with Harbin Tianmu Real Estate Development Co., Ltd.;
   - Loan agreement with the chairman of the company; and
   - Loan agreement with US Hua Sky International Investment LLC.

   Also, please file copies of each of the above listed agreements as exhibits.

Notes to Consolidated Financial Statements, page F-7

Summary of Significant Accounting Policies, page F-7

Advances to Suppliers, page F-9

9. Advances to suppliers balance increased 49% during fiscal year 2010 and continued to increase 45% during the nine months ending December 31, 2010. Provide us draft disclosure for future filings of the nature and terms of this arrangement, including the amount of advances and timing of advances required by the contracts. You state that the balances have increased "to maintain good relationships with suppliers." Include in your draft disclosure the time between making the advance and taking delivery of the raw materials and if there have been instances where you have not taken delivery of the raw materials. Finally, disclose how you assess these advances for collectability and to date how much of the March 31, 2010 and December 31, 2010 balances have been realized upon the receipt of raw materials.

3. Inventory, page F-13

10. We note that you enter into distributor agreements to provide an agreed upon amount of
    products at pre-agreed pricing, which represented 43.5% of sales for fiscal 2010. Please
    provide us draft disclosure for future filings that includes the nature of these agreements,
    specifically addressing any return rights of the distributor, payment terms, how you
    recognize revenue to the distributors (i.e. sell-through) and your inventory management
    process for these agreements.   In this regard, we note that your inventory increased
    substantially from 2009 to 2010 and has continued to increase in each fiscal 2011 period.
    Please include in your draft disclosure the impact of the distributor agreements on your
    inventory balance for all periods presented, quantifying how much additional inventory,
    beyond the inventory amount you typically hold, was generated to satisfy your distributor
    agreements and the impact on inventory when distributors do not purchase the agreed
    upon amount. Also quantitatively disclose the amount of inventory set aside as of March
    31, 2009 and 2010 to satisfy the distributor agreements.

Contract Deposit, page F-14

11. Please provide us draft disclosure for future filings showing the significant contract terms
    for the patent transfer agreement with Harbin Lanhai Biochemical Company Limited and
    the patent purchase agreement with Tonghua Yisheng Pharmaceuticals Company Limited
    to include but not be limited to the following:
    -   the length of the contract,
    -   the conditions by which your payments are refundable, if any,
    -   when the remaining two installment payments are due for the patent purchase
        agreement,
    -   any penalties for breach of contract by either or both parties, if any,
    -   what additional assistance is needed from the seller,
    -   what happens if you do not receive the additional assistance from the seller,
    -   the approximate interim period and year that you expect to receive government
        approval, and
    -   what happens if you do not obtain government approvals.

12. You discuss on page F-17 of the notes to consolidated financial statements that you
    entered into a patent purchase agreement for a total contract price of $4.85 million to be
    paid in three installments. Please tell us how you have accounted for the two installment
    payments that remain outstanding as it appears you have only recorded the initial
    payment of $1.6 million as a contract deposit. Additionally, provide us draft disclosure
    for future filings of the affects of this agreement on your current and future operations,
    specifically addressing how you plan to fund the remaining payments.

10. Taxes, page F-16

13. You disclose that you have not recorded a provision for U.S. federal income tax and that
    you have net operating losses from the U.S. with a 100% valuation allowance. Regarding
    your reconciliation from the U.S. federal statutory tax rate to the effective tax rate as of
    March 31, 2010, please explain to us how your U.S. net operating losses valuation
    allowance caused your effective tax rate to be 46.8%.

14. Regarding your reconciliation from the U.S. federal statutory tax rate to the effective tax rate as of March 31, 2009, please explain the following:
    - the nature of and how you obtained your net operating losses from China causing a 20.2% decrease in your tax rate, considering you have had net income over the past several years,
    - what happened to or how you used your net operating losses from China, and
    - how your U.S. net operating losses valuation allowance caused your effective tax rate to increase by 6.7%.

15. We note you have had net income over the past several years. In light of this fact, please provide us draft disclosure as to how you obtained your U.S. net operating losses for all years presented. Additionally, please explain to us how your net operating losses increased from March 31, 2009 to March 31, 2010 considering you had net income for this period.

16. Please provide us draft disclosure for future filings of all disclosures required by ASC 740-10-50 *Income Taxes*, to include but not limited to your:
    - deferred tax liabilities as you have disclosed your "net deferred tax assets",
    - the expiration dates for your net operating losses and tax credit carryforwards,
    - the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets (before allocation of valuation allowances),
    - significant components of income tax expense attributable to continuing operations for each year presented, and
    - unrecognized tax benefit related disclosures.

Signatures

17. It does not appear that the filing has been signed by your controller or principal accounting officer as required by Form 10-K. If Li Li, your chief financial officer, was acting as controller or principal accounting officer at the time the filing was executed, please confirm that he signed the Form 10-K in the capacity of controller or principal accounting officer in addition to the other listed capacities and that you will include such title in the signature section of your next Form 10-K. Alternatively, if Li Li was not acting in the capacity of controller or principal accounting officer, please amend your Form 10-K to have your controller or principal accounting officer sign the filing. See Instruction D.2(a) of Form 10-K for further information.

Form 10-Q for the Quarter Ended September 30, 2010
Discussion of Operating Results for the Three Months Ended September 30, 2010 and 2009

Revenue, cost of sales and gross profit, page 11

18. You disclose that you no longer sell Yan Li Xiao Capsules as a result of your agreement with Harbin Snamu Pharma being terminated in 2nd quarter. We note sales of this product represented 20.3% of sales during the six months ending September 30, 2010 and 27.15% of total sales for the year ended March 31, 2010. Please provide us draft

disclosure for future filings addressing why your revenue increased over 85% for the six months ending September 30, 2010 considering the termination of this contract. Additionally disclose how you anticipate this termination and loss of a product line impacting operations and cash flow for future periods and how you plan to compensate for the loss in sales.

Form 10-Q for the Quarter Ended December 31, 2010

4. Deposit for Land Use Right

19. You disclose that you entered into a land use right agreement for a total contract price of $3.0 million to be paid in two installments. Please tell us how you have accounted for the installment payment that remains outstanding as it appears you have only recorded the initial payment of $1.8 million as a deposit. Additionally, provide us draft disclosure for future filings of the affects of this agreement on your current and future operations, specifically addressing how you plan to fund the remaining payments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Laura Crotty, Staff Attorney, at (202) 551-3563 or Sebastian Gomez Abero, Senior Staff Attorney, at (202) 551-3578 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant